SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2016
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Corporate Registry (NIRE): 35300396090

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON APRIL 28, 2016, AND DRAWN UP IN SUMMARY FORMAT

1.    Date, time and venue: April 28, 2016, at 11:00 a.m., at the Company’s headquarters, located at Av. Brig. Faria Lima nº 3400, 20º andar, in the city and state of São Paulo.

2.      Call Notice: The call notice was published on April 6, 7, and 8, 2016, in the Diário Oficial do Estado de São Paulo on pages 38, 69 and 70, respectively, and in the newspaper Valor Econômico newspaper on pages B15, B3 and B3, respectively, which will be filed at the Company’s headquarters.

3.    Attendance: The Meeting was installed with shareholders representing 62.02% of the Company’s voting capital, as per the signatures in the Shareholders Attendance Book, and was also attended by the representative of Deloitte Touche Tohmatsu Auditores Independentes,  Gilberto Grandolpho, and the Company’s Executive Officer, David Moise Salama.

4.    Presiding: Appointed by the Chairman of the Company’s Board of Directors, David Moise Salama chaired the meeting and invited Claudia Maria Sarti to act as secretary.

5.    Agenda: 1) To acknowledge Management’s accounts, examine, discuss and vote on the Financial Statements for the fiscal year ended December 31, 2015; 2) To resolve on the net  allocation of net income for the fiscal year ended December 31, 2015; 3) To establish and elect the number of members to compose the Board of Directors; 4) To establish Management’s overall annual compensation for fiscal year 2016; and 5) To change the wide-circulation newspaper through which the Company discloses its information.

6.    Resolutions: The following resolutions were taken with the abstention of those legally prevented from voting, each abstention being duly registered and voting instructions filed at the Company’s headquarters:

6.1.    To unanimously approve, with 841,682,512 votes in favor and no abstentions or votes against, the drawing up of these minutes in summary format without the signatures of attending shareholders, pursuant to paragraphs 1 and 2, respectively, of article 130 of Law 6404 of December 15, 1976 (“Law 6404/76”).

6.2.    To record the waiving, by unanimous vote, of the reading of the Financial Statements, the Management Report and the Independent Auditors’ Report, as all attending shareholders were already cognizant thereof.

6.3.    To unanimously approve, without reservations and after analysis and discussion, with 818,838,999 votes in favor, 22,843,513 abstentions and no votes against, said votes having been duly recorded and initialed by the presiding board, (i) Management’s Accounts, (ii) the Financial Statements and (iii) the Management Report for the fiscal year ended December 31, 2015, as published on March 28, 2016 on the websites of the Brazilian Securities and Exchange Commission (“CVM”) and BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”) and published on April 20, 2016 in the newspaper Valor Econômico (pages E7 to E22), and the Diário Oficial do Estado de São Paulo (pages 32 to 52 of the Diário Oficial Empresarial section)

6.4.    To unanimously approve, with 841,682,512 votes in favor and no abstentions or votes against, said votes having been duly recorded and initialed by the presiding board, the allocation of net income for the fiscal year ended December 31, 2015, totaling one billion, two hundred and fifty-seven million, eight hundred and ninety-six thousand and forty reais and sixty-four centavos (R$1,257,896,040.64), as follows:  (i) sixty-two million, eight hundred and ninety-four thousand, eight hundred and two reais and three centavos (R$62,894,802.03) to the legal reserve; (ii) two hundred and seventy-five million reais (R$275,000,000.00) to the payment of dividends, which have already been fully distributed, as approved by the Board of Directors’ meeting of March 11, 2015, and paid in cash to the shareholders as of March 19, 2015, with said dividends being added to the minimum mandatory dividends; (iii) twenty-three million, seven hundred and fifty thousand, three hundred and nine reais and sixty-five centavos (R$23,750,309.65) to the unrealized profit reserve, pursuant to article 197 of Law 6404/76; and (iv) eight hundred and ninety-six million, two hundred and fifty thousand, nine hundred and twenty-eight reais and ninety-six centavos (R$896,250,928.96) to the statutory working capital and investment reserve, as envisaged in article 30, paragraph 3 of the Company’s Bylaws.

6.5.    To approve, by a majority of the attending shareholders, with 813,554,209 votes in favor, 1,708,754 votes against and 26,419,549 abstentions, said votes having been duly recorded and initialed by the presiding board, that the Board Directors will be composed of six (6) members, with the election of the following sitting members: (i) firstly, in accordance with article 14, paragraph 2, of the Bylaws, the shareholders elected Fabiam Franklin, Brazilian, married, engineer, bearer of identification document (IFP) no. 07563312-3, inscribed in the individual role of taxpayers (CPF/MF) under no. 899.230.907-44, resident and domiciled in the city of Volta Redonda, state of Rio de Janeiro, as appointed by CSN Invest Fundo de Investimentos em Ações; and (ii) immediately thereafter, the shareholders reelected, by a majority vote, Benjamin Steinbruch, Brazilian, married, business administrator, bearer of identification document (RG) no. 3.627.815-4 SSP/SP, inscribed in the individual role of taxpayers (CPF/MF) under no. 618.266.778-87, resident and domiciled in the city and state of São Paulo; Léo Steinbruch, Brazilian, divorced, business administrator, bearer of identification document (RG) no. 13.597.999-SSP/SP, inscribed in the individual role of taxpayers (CPF/MF) under no. 110.885.048-09, resident and domiciled in the city and state of São Paulo; Fernando Perrone, Brazilian, married, lawyer, bearer of the identification document (IFP) no. 2.048.837, inscribed in the individual role of taxpayers (CPF/MF) under no. 181.062.347-20, resident and domiciled in the city and state of São Paulo; Yoshiaki Nakano, Brazilian, married, business administrator, bearer of identification document (RG) no. 5.157.491-3 and inscribed in the individual role of taxpayers (CPF/MF) under no. 049.414.548-04, resident and domiciled in the city and state of São Paulo; and Antonio Bernardo Vieira Maia, Brazilian, married, business administrator, bearer of identification document (RG) no. 042416875 IFP/RJ, inscribed in the individual role of taxpayers (CPF/MF) under no. 510.578.677-72, resident and domiciled in the city and state of São Paulo, with 812,430,054 votes being cast for said candidates. As a result, the Company’s Board of Directors will be composed by Fabiam Franklin, Benjamin Steinbruch, Léo Steinbruch, Fernando Perrone, Yoshiaki Nakano and Antonio Bernardo Vieira Maia, all with term of office until the 2017 Annual Shareholders’ Meeting.

The directors hereby elected and reelected declare that they have not incurred in any of the crimes provided for by Law that may prevent them from exercising business activities under the terms of article 147 of Law 6404/76.

6.6.    To approve, by a majority of the attending shareholders, with 815,159,908 votes in favor, 26,522,604 votes against and no abstentions, said votes having been duly recorded and initialed by the presiding board, Management’s overall annual compensation in the amount of up to R$88,816,047.00.

6.7.    To unanimously approve, with 840,558,357 votes in favor, 1,124,155 abstentions and no votes against, said votes having been duly recorded and initialed by the presiding board, the change of the wide-circulation newspapers in which the Company discloses its legal information to the Diário Oficial do Estado de São Paulo and Folha de São Paulo (São Paulo  regional edition).

7.    Closure: There being no further business to be discussed, the meeting was adjourned for the time necessary to draw up these Minutes. The meeting was then resumed and these minutes were read, found to be in compliance and signed by the Chairman, the Secretary and all attending shareholders.

8.    Documents Filed: The Annual Shareholders’ Meeting Call Notice, the Management Report, the Financial Statements, the Independent Auditors’ Report and the Management Proposal, as well as the voting guidelines presented are filed at the Company’s headquarters.

9.    Signatures: DAVID MOISE SALAMA – CHAIRMAN, CLAUDIA MARIA SARTI – SECRETARY, GILBERTO GRANDOLPHO – DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES. Shareholders: VICUNHA AÇOS S.A.; RIO IACO PARTICIPAÇÕES S.A.; CAIXA BENEFICIENTE DOS EMPREGADOS DA CSN – CBS; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO; BRITISH COAL STAFF SUPERANNUATION SCHEME; CONSTRUCTION & BUILDING UNIONS SUPERANNUATION FUND; FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; STATE OF NEW MEXICO STATE INVESTMENT COUNCIL; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; BB TOP AÇÕES IBrX INDEXADO FUNDO DE INVESTIMENTOS; BB TOP AÇÕES IBOVESPA INDEXADO FUNDO DE INVESTIMENTOS; BB TOP AÇÕES SETORIAL SIDERURGIA FUNDO DE INVESTIMENTO; BB TOP AÇÕES EXPORTAÇÃO FUNDO DE INVESTIMENTO; BRASIL PREV TOP A FUNDO DE INVESTIMENTO DE AÇÕES; BB TOP AÇÕES TOTAL RETURN FUNDO DE INVESTIMENTO; BB TERRA DO SOL FUNDO DE INVESTIMENTO MULTIMERCADO; BB NICTHEROY FUNDO DE INVESTIMENTO MULTIMERCADO LONGO PRAZO CRÉDITO PRIVADO INVESTIMENTO NO EXTERIOR; BB BNC AÇÕES NOSSA CAIXA NOSSO CLUBE DE INVESTIMENTO; CSN INVEST FUNDO DE INVESTIMENTO EM AÇÕES; CLUBE DE INVESTIMENTOS KOKUREN; CLUBE DE INVESTIMENTOS GUIDARA; FIBRA VIC - FUNDO DE INVESTIMENTO EM AÇÕES; CLUBE DE INVESTIMENTOS FIBRA; ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO; ALASKA PERMANENT FUND; ALPS EMERGING SECTOR DIVIDEND DOGS ETF; ARIZONA PSPRS TRUST; AT&T UNION WELFARE BENEFIT TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMERICA; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CF DV EMERGING MARKETS STOCK INDEX FUND; COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH SUPERANNUATION CORPORATION; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; DEUTSCHE X-TRACKERS MSCI BRAZIL HEDGED EQUITY ETF; DIVERSIFIED MARKETS (2010) POOLED FUND TRUST; DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND; EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF; FIRST TRUST LATIN AMERICA ALPHADEX FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND; FUTURE FUND BOARD OF GUARDIANS; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; GMO ALPHA ONLY FUND, A SERIES OF GMO TRUST; HIGHLAND COLLECTIVE INVESTMENT TRUST; IBM 401(K) PLUS PLAN; IBM DIVERSIFIED GLOBAL EQUITY FUND; ILLINOIS STATE BOARD OF INVESTMENT; ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND; JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY MOTHER FUND; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B; LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST; LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; MERCER QIF FUND PLC; MGI FUNDS PLC; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NAV CANADA PENSION PLAN; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-US FUND-LENDING ;NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LENDING; NORTHERN TRUST INVESTMENT FUNDS PLC; NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND – LENDING; NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US INVESTABLE MARKET INDEX FUND – LENDING; NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND – LENDING; NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND-NON LENDING; NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; POWERSHARES INTERNATIONAL BUYBACK ACHIEVERS PORTFOLIO; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; SCHWAB EMERGING MARKETS EQUITY ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATIONS; SPDR S&P EMERGING MARKETS SMALL CAP ETF; STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - STATE STREET GLOBAL EMERGING MARKETS INDEX EQUITY FUND; TD EMERALD HEDGED ALL COUNTRY WORLD INDEX EQUITY POOLED FUND TRUST; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS' RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE BANK OF NEW YORK MELLON EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; THE HARTFORD GLOBAL REAL ASSET FUND; THE NATURE CONSERVANCY; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE PRESIDENT AND FELLOWS OF HARVARD COLLEGE; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; TIAA-CREF FUNDS - TIAA-CREF GLOBAL NATURAL RESOURCES FUND; TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING EQUITY PASSIVE MOTHER FUND; UTAH STATE RETIREMENT SYSTEMS; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY

INDEX FUNDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VOYA EMERGING MARKETS INDEX PORTFOLIO; WASHINGTON STATE INVESTMENT BOARD; WISDOMTREE EMERGING MARKETS HIGH DIVIDEND FUND; WYOMING RETIREMENT SYSTEM; FIDELITY SALEM STREET TRUST EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST SERIES GLOBAL EX US INDEX FUND; NORGES BANK; THE NOMURA TRUST STOCK INDEX MSCI EMERGING NO HEDGE MOTHER FUND; WISDOMTREE GLOBAL SMALLCAP DIVIDEND FUND; GMO MEAN REVERSION FUND MASTER PORTFOLIOS

This is a free English translation of the original minutes filed in the Company's records.

São Paulo, April 28, 2016.

_______________________________

Claudia Maria Sarti

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 28, 2016

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Rogério Caffarelli
Paulo Rogério Caffarelli Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.